Exceed Announces Board Changes

Fujian, China — February 10, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today announced that the board of directors (the “Board”) has appointed Dr. Yea-Mow Chen as an independent non-executive director, effective February 4, 2012, while Mr. William Sharp, a member of the Board has resigned from his position as an independent non-executive director to pursue other interests.

Dr. Chen has served as the CEO of the China Intangible Asset Appraisal Corp. Ltd, Taiwan since 2005, offering valuation services for tangible assets, intangible assets and business firms for financial reporting, IPOs, mergers and acquisitions and other purposes in according to the U.S. GAAP and SEC requirements. In 2006, he founded Intelliwise Financial Engineering Advisory Corp. Ltd., a company that offers specialized services in developing suitable financial risk management strategies for corporate firms and financial institutions and applying financial engineering techniques (optional pricing models and others) for valuation for meeting the financial reporting requirements of International Financial Reporting Standards 2, 3, 7, 9, and 13. Since 2001, Dr. Chen has been offering investment and financial advisory services to corporate firms on issues related to cross-border listings in the U.S., Hong Kong and Taiwan, mergers and acquisitions, financial restructuring and PE fundraising, financial risk management, and corporate governance strategies. Dr. Chen has served as a director of the China Business and Intangible Asset Valuation Association since 2007 and an adviser to the Taiwan Securities Association since 2008. He is a regular speaker for the China Business and Intangible Asset Valuation Association and enlisted as a speaker for the China Corporate Governance Association. Dr. Chen received a Ph.D. in Economics from the Ohio State University and has been teaching in the Department of Finance at San Francisco State University in California since 1984.

“On behalf of the Board of Directors, I would like to thank Mr. Sharp for his dedication and contribution to Exceed’s success. We wish him the best in his future endeavors,” said Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO. “Furthermore, I am pleased to welcome Dr. Chen to the Board. Dr. Chen brings to Exceed a wealth of experience gained from his extensive services in senior level roles in both business and academia. His expertise in the areas of cross-border listings, corporate governance, financial reporting and risk management will be a valuable asset to the Company, and we look forward to working closely with him.”

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)	Investor Relations (US)
Mahmoud Siddig	Bryan Degnan
Taylor Rafferty	Taylor Rafferty
T: +852 3196 3712	T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com	E: Exceed@Taylor-Rafferty.com